Exhibit 3.66

[BILLON ET ASSOCIÉS LOGO]

Domiciliation Agreement

Between

1.     The private limited company (société à responsabilité limitée) Billon et Associés, established under Luxembourg law, with registered office at 398, route d’Esch, L-1471 Luxembourg, R.C. Luxembourg B 65 509 validly represented by Mr Gérard Becquer, acting in his capacity as manager hereinafter referred to as “Billon et Associés”

of the one part,

and

2.     The company Financial Services S.à r.l. company, formed on May 25, 2001, before Maitre Elvinger, with registered office at 398, route d’Esch, L-1471 Luxembourg, R.C. Luxembourg 82 355 hereinafter referred to as “the Company”

represented by

•      Mr Gilles A. Renaud, manager, residing at 20, Kalan Farm Road, Hampton, NJ. 08827

and

398 route d’Esch - BP 2501 - L-1025 Luxembourg

Company domiciliation agent – Company auditors - Accountants

Private limited company with registered capital of 373,000 euro - R.C. Luxembourg B 65 509, VAT LU 17638172

Tel.: (+352) 48 18 28 1 - Fax: (+352) 48 18 63 - www. billon.lu

•      Mr Rakesh Jindal, manager, residing at 29 Bluebird Court, Flemington, NJ 08822 acting in their capacity as representatives of the Company pursuant to Article eleven of the Company’s Articles of Association of the other part.

Whereas:

The Company has requested Billon et Associés to procure an address for it and to render it administrative services in accordance with the terms and conditions set out below;

It has therefore been agreed as follows:

Article 1 - Registered office

The Company is authorised to fix its registered office at the address of Billon et Associés which agrees thereto, although the Company shall not be permitted to mention the name of Billon et Associés in this connection.  Billon et Associés may transfer the Company’s registered office to any other address which it deems appropriate.

Article 2 - Relationship between the Company and Billon et Associés

The relationship existing between the Company and Billon et Associés is that of a domiciled entity to a domiciliator.  The Company undertakes to refrain from any act, conduct or omission which could give third parties the impression that the Company has any connection or relationship with Billon et Associés of any other nature whatsoever, except where an amendment to this contract or a specific separate contract authorises the Company to allude to any other such approved relationship.  Billon et Associés remains at liberty to enter into other contracts, including domiciliation agreements, with other companies, even if they are in competition or conflict with the Company.

Article 3 – Obligations of Billon et Associés

The conclusion of this domiciliation agreement places Billon et Associés under a number of obligations.  The Company shall use all means available to it to enable Billon et Associés to fulfil the said obligations, which are as follows:

(a)   the obligation to identify the members of the Company’s constituent bodies, its shareholders and its economic beneficiaries;

(b)   the obligation to retain the documentation used for the identification of the above-mentioned persons for a period of at least 5 years after the end of relations with such persons and/or with the Company;

(c)   the obligation to verify that the Company’s statutory constituent bodies and agents do not contravene the legal provisions governing commercial companies and the right of establishment;

(d)   the obligation to take cognizance of all correspondence addressed to the Company;

(e)   the obligation to provide as full an answer and as full cooperation as possible with regard to any legal request which the authorities responsible for application of the law may address to it in the exercise of their powers;

(f)    the obligation to cooperate fully with the Luxembourg authorities responsible for combating money laundering by supplying to such authorities, at their request, all necessary information in accordance with the procedures provided under the applicable legislation, and by automatically informing the State Prosecutor at the Luxembourg District Court of any fact which could be indicative of money laundering.

Article 4 – The Company’s Obligations

The Company

(a)   undertakes strictly to observe the legal and administrative regulations of Luxembourg in force during performance of the contract in Luxembourg and abroad.  It confirms that it has received adequate information regarding the relevant fiscal and commercial legislation of Luxembourg.

(b)   undertakes specifically to submit to Billon et Associés within one month of signing this contract all the documents and certificates required by law or the Luxembourg authorities, all the books, registers, forms, documents, minutes of its constituent bodies, contracts and files needed by or useful to Billon et Associés in order to enable it to fulfil the obligations provided in this agreement, including in particular its obligations regarding identification, and enabling it to make its own judgement regarding the activity carried on by the Company and its financial situation, including the documents prior to this contract.

(c)   shall bring to the cognizance of Billon et Associés any dispute or conflict in which the Company is, or could be, involved, and any proceedings in which it is or could be a party.

(d)   shall advise Billon et Associés of any major event affecting or capable of affecting the Company in any general manner whatsoever.

(e)   shall inform Billon et Associés of any amendment to its Articles of Association, the composition of its shareholders, the personal identity of the members of its constituent bodies or its economic beneficiaries, and shall surrender the documents relating to the same.

(f)    gives Billon et Associés full powers to collect the signatures of legal representatives on the tax returns to which the Company is subject, and to effect filing of the same with the competent authorities.

(g)   gives Billon et Associés full powers to effect, at the Company’s expense, any deposits, registrations and publications required by the Law relating to Commercial Companies.

(h)   undertakes not to carry out operations contrary to the law, public policy and bonos mores, its Articles of Association and, in particular, the specific regulations applicable to the Company, in the Grand Duchy of Luxembourg and abroad.

(i)    undertakes not to engage in any action which may give third parties, in a letter or any other document, the impression that Billon et Associés participates in or assumes the direction or management of the Company, or guarantees its commitments.

(j)    undertakes to supply the Company’s bank account with sufficient funds so that the Company may honour its financial obligations at all times.

(k)   undertakes to give its instructions to Billon et Associés only in written form (letter, fax, e-mail, etc.), the Company bearing the burden of proof that such written communication has been received.  However, Billon et Associés is entitled not to carry out the instructions contained in such written communication if it considers such instructions to be contrary to public policy, bonos mores, or the laws and administrative regulations in force during the performance of the contract in Luxembourg and abroad, or if such instructions are contrary to this contract. It shall inform the company accordingly in writing.  Billon et Associés may, but is not obliged to, carry out instructions received orally; Billon et Associés shall not embark on any action unless it has been expressly asked to do so, except for the obligations expressly contained in this contract.

Article 5 - Undertakings by Billon et Associés

Billon et Associés shall assume the rights and obligations associated with domiciliation, administrative assistance, and the keeping of accounts for the Company as described below:

(a)   Billon et Associés shall create the Company’s file and keep it up to date on the basis of the documents received from the Company and/or drawn up by Billon et Associés.

The Company’s file shall be composed of the following documents:

•      the Company’s Articles of Association

•      the minutes of meetings of the board of directors and shareholders’ meetings

•      the register of shareholders and/or bond-holders

•      tax returns

•      annual financial statements

•      a copy of the entry in the commercial register

•      a copy of publications in Mémorial C [Luxembourg Official Gazette]

•      the contracts by which the Company is bound

•      any other document which Billon et Associés might deem necessary

(b)   Billon et Associés shall retain as provided by law and shall hold the Company’s register of shareholders, and record the changes and transfers relating thereto; special power is granted by the Company to Billon et Associés in accordance with Article 40 of the Law relating to Commercial Companies to the effect that it may enter in the register of shareholders a transfer which has been reported in correspondence or other documents establishing the agreement of the assignor and the assignee.

(c)   Billon et Associés shall ensure follow-up action and, when it proves necessary, and at the Company’s express request and expense, shall arrange for share certificates and other such documents issued by the Company to be printed.

(d)   Billon et Associés shall receive and take cognizance of all correspondence and notices addressed to the Company (letters, telegrams, telex messages, faxes or any other form of correspondence) and, within a reasonable time and at the Company’s expense, shall give notice of the same to the person(s) who shall have been designated to Billon et Associés for such purpose.  Billon et Associés shall not bear the burden of proof that mail has been dispatched.  Billon et Associés shall sign receipts and acknowledgements of receipt for all correspondence received by the Company.

(e)   Billon et Associés shall be responsible, at the Company’s expense and on its behalf, and in accordance with the legislation in force, for convening the Company’s ordinary general meetings and for preparing the minutes and the lists of those attending.  Likewise, Billon et Associés shall effect, at the Company’s expense and on its behalf, the legal publications required by law, as well as registration with the commercial register.

(f)    Billon et Associés shall inform the Company’s constituent bodies or its shareholders of the legal formalities to be observed in Luxembourg and the respective current situation of the Company with respect thereto.

(g)   Billon et Associés, its employees or any advisors shall treat as confidential all information, correspondence or transactions such as are brought to their cognizance relating to the Company’s activities or its shareholders.

(h)   Billon et Associés shall complete the annual tax returns relating to the taxes to which the Company is subject at present, i.e.:

•   corporation tax

•   wealth tax

•   local commercial tax

•   stamp duty.

(i)    Billon et Associés shall prepare and record book-keeping entries up to a limit of 30 entries a year or two investments held.  All additional entries shall be invoiced separately.

(j)    Billon et Associés shall prepare the annual financial statements annually in accordance with the rules of the art, and shall contact the statutory and company auditors in order that they may fulfil their responsibilities/instructions.

(k)   Billon et Associés shall effect statutory publication of the duly approved annual financial statements.

(l)    Billon et Associés shall not assume any liability if, through the fault of third parties or because of a failure to communicate (supporting) documents, it has been unable to prepare the accounts and balance sheet correctly and effect statutory publication within the time limits prescribed.

(m)  Billon et Associés shall retain the Company’s accounting books and all other legal documents until the termination of the duties covered by this contract, but for a maximum of 10 years.  Billon et Associés is authorised, within the terms of currently valid legislation, to prepare the books and accounting documents using computer procedures and to store them on a computer medium.

(n)   On an occasional basis, a meeting room shall be made available to the Company by Billon et Associés.

(o)   Billon et Associés shall provide secretarial services up to a limit of 10 hours per year.  Any hours over and above such limit shall be invoiced separately at EUR 250/hr.

(p)   Billon et Associés shall lodge particulars of conclusion of this contract specifying the names of the parties and the duration of the agreement.

Article 6 - Special indemnity for Billon et Associés (exemption clause).

Billon et Associés shall not incur any liability by acting on the Company’s instructions, instructions deemed by Billon et Associés as authentic and legitimately signed.  The fact that Billon et Associés shall act or not act in compliance with the instructions received may not be interpreted as advice or an opinion of Billon et Associés regarding the legality, suitability or appropriateness of the actions, omissions, procedures or formalities requested by the Company.

The liability of Billon et Associés shall be contractually limited to a period of one year, commencing on the day when the company shall have cognizance or should have had cognizance of the fact that the litigious act has occurred or been deferred, or commencing on the day of the litigious omission.

In cases other than those of gross negligence or serious misconduct by Billon et Associés, the liability of Billon et Associés shall be limited to an amount equivalent to a maximum of one year’s fees, as payable on the basis of this contract.

Billon et Associés cannot be regarded as an adviser, agent or trustee of the Company, its shareholders or any third parties, creditors or debtors, on any grounds whatsoever, by the Company or its constituent bodies.

The Company agrees to indemnify Billon et Associés, except in cases of serious misconduct or deliberate dereliction of duty, against any liability, to assume any guarantee to this effect and hold Billon et Associés harmless in respect of all expenses, commitments or indemnities which may result, directly or indirectly, from the fact that Billon et Associés has acted on behalf of the Company, and this shall apply even should Billon et Associés have acted in the absence of instructions.  Billon et Associés may, inter alia, ask that the Company should act in its own name.

Billon et Associés, with prior agreement and at the Company’s expense, may seek an opinion from legal advisers, accountants or any other independent expert nominated by the Company, which advice shall be sent to the Company and Billon et Associés.  Billon et Associés may act in compliance with such advice or opinion received and shall not be held liable for the acts, omissions or delays consequent to such advice.

Article 7 - Payment

In payment for the services described above, Billon et Associés shall receive an annual payment set at the amount of 7500 euro (excluding VAT) and invoiced annually at the start of the calendar year.  This payment may be renegotiated on the anniversary date of this agreement based on the Company’s activities.

The above-mentioned amount shall be indexed according to the development of the benchmark index in force in Luxembourg, which stands at 590.84 as at January 2002.

These services are subdivided as follows:

•  domiciliation services and services described under Article 5 (a) to (e) and (k) and (o)

•  accountancy services described under Article 5 (i) within the limits set

•  accountancy services described under Article 5 (j)

•  services in connection with tax returns as described under Article 5 (h)

Should Billon et Associés have the irrevocable right to terminate this contract with immediate effect, at the Company’s expense, the annual domiciliation fees for the current year shall not be repaid to the Company by Billon et Associés.

Each invoice shall be payable within one month of receipt.  A first reminder shall be sent thirty days after the estimated date of receipt.  A second reminder shall be sent thirty days later, as shall a third reminder.  Should the invoice remain unpaid after such communications, the procedure provided at Article 11 and termination of the contract in accordance with Article 10.B below may take place.

All additional services which might be requested of Billon et Associés by the Company (such as, for example, the holding of extraordinary general meetings, the issue of a debenture loan, the recording of book-keeping entries over and above the limit of 30 entries specified in this contract) are not covered by this payment and shall be invoiced separately to the Company on the basis of the time spent and the level of qualification of the staff involved.

Article 8 – Retention of documents

Billon et Associés shall hold in safekeeping with all due diligence the documents of the Company entrusted to it.  However, it cannot be bound to keep the same in special protective containers, unless specifically requested in writing to do so.  Billon et Associés shall not be held liable for loss or deterioration, partial or total, resulting from an instance of force majeure, theft, fire, flood, explosion or other similar events.  In all cases where its liability would nonetheless be incurred, this shall be limited solely to the replacement market value of the media on which the documents were kept.

Article 9 – Paragraph headings

The headings of the Articles in this contract are purely indicative and have been provided for ease of reading.  They neither alter nor restrict the content of the clauses in this contract.

Article 10 – Term and termination of the contract

A - Term

This contract is concluded for an indefinite period.

B.- Termination without notice for serious reasons

The termination of this agreement shall occur without any notice in the following situations:

•      failure by one or the other party to observe its legal and/or statutory obligations;

•      failure by one or the other party to observe its contractual obligations specified in this contract;

•      failure by the Company to pay the annual domiciliation fees upon expiry of a period of two months from the day when such fees were due.

•      failure by the Company to pay the invoices issued by Billon et Associés for additional work, upon expiry of a period of two months with effect from notification of non-payment.

•      failure to reimburse the expenses incurred by Billon et Associés upon expiry of a period of two months with effect from notification of non-reimbursement.

•      the fact of amending the object of the Company and/or changing the composition of the shareholders, the Company’s constituent bodies or its economic beneficiaries without prior written notification to Billon et Associés by the Company.

•      the fact of the Company failing to comply with its obligations under Article 4 (b) and (c) of this contract.

•      the fact of the Company, its shareholders and/or directors or managers being the subject of criminal proceedings.

C.- Termination with notice

However, subject to prior notification being given, Billon et Associés shall be entitled to terminate the contract at any time without having to give any reason.  This shall also apply should the Company fail to comply with its obligations under Article 4(i) and (j).  The contract shall effectively be terminated after expiry of thirty days’ notice with effect from dispatch of a registered letter intended for this purpose and addressed to the persons who signed this contract at their address as specified above (insofar as such persons are not members of Billon et Associés), to registered shareholders listed in the register of shareholders at the date of the registered letter, and/or the economic beneficiaries of the Company known to Billon et Associés at the date of the registered letter.

Should the dispatch of such a registered letter prove impossible for any reason, termination of this contract shall become effective by lodging with the commercial register notice of termination of the registered office of the Company.

The Company shall be entitled to terminate the contract at any time with prior notification and giving 30 days’ notice.  Such termination shall be effective from the time of receipt of a registered letter to such effect sent to the address of Billon et Associés which is still valid at such time.

C.-Effects of termination

In the event of termination of this agreement for any reason whatsoever, the Company undertakes to effect the amendments to the commercial register and the legal publications required for changing the registered office as soon as possible. The law obliges Billon et Associés, inter alia, to bring termination of the registered office to the cognizance of third parties and to make the same public.

In the event of complete settlement of sums due, Billon et Associés undertakes to surrender all the books, registers, documents, contracts or other documents belonging to the Company to the members of its board of directors insofar as they are not partners or do not form part of the staff of Billon et Associés, or to any other person who shall furnish proof that he is now the Company’s new domiciliation agent. If at the time of termination the Company neglects to take receipt of the books or other documents which Billon et Associés shall hold on behalf of the Company, Billon et Associés shall be entitled to lodge the same, at the Company’s expense, with a depository which it shall have chosen at its sole discretion, and Billon et Associés shall be discharged of any liability as to the retention of such books and documents.

However, Billon et Associés shall be entitled to retain all the documents belonging to the Company which it may have in its possession until full settlement of the sums owed to it by the Company. The books and documents shall be surrendered to the Company or its representatives only in return for a properly signed receipt and discharge. In such event, Billon et Associés shall not be held liable for the safekeeping of such documents and books after transfer. Should the employees or members of Billon et Associés be legal representatives of the Company, they would be authorised in the event of termination of the contract to pay Billon et Associés the (estimated) unpaid fees from the Company’s bank account.

Article 11 – Applicable law and competent courts

This contract is subject to the laws of the Grand Duchy of Luxembourg.

Any infringement, legal dispute, disagreement or complaint which may arise from this contract, or in connection with termination or validity hereof, shall be settled by compulsory arbitration in conformity with the Conciliation and Arbitration Rules of the International Chamber of Commerce (“ICC Rules”). The number of arbitrators shall be set at three(3). Within 15 days of receiving notification of the start of arbitration proceedings, each party shall nominate an arbitrator, and within the following thirty (30) days, the two arbitrators so nominated shall nominate a third arbitrator. Should either party fail to nominate an arbitrator as described above, or if the two arbitrators nominated should not succeed in nominating a third one, the ICC rules shall be brought into play to nominate the third arbitrator. The place of arbitration shall be Luxembourg. The language of arbitration shall be English. The losing party shall bear all the arbitration costs, including the other party’s reasonable legal costs.

This clause shall not prevent the parties from bringing any action before a competent court in respect of an injunction to act or an interim measure in connection with any legal dispute relating to this contract.

Prepared in Luxembourg in duplicate, on                           , each party acknowledging that it has received a copy hereof.

The Company		Billon et Associés

represented by		represented by

/s/ Gilles A. Renaud	/s/ Rakesh K. Jindal
Gilles A. Renaud	Rakesh Jindal	Gérard Becquer
Manager	Manager	Manager

The Company gives its express agreement to the clauses limiting the liability of Bilion et Associés as contained in Article 6 “of this Domiciliation Agreement.”

The Company

represented by

/s/ Gilles A. Renaud	/s/ Rakesh Jindal
Gilles A. Renaud	Rakesh Jindal
Manager	Manager